STOEL RIVES LLP	600 University Street, Suite 3600
Attorneys at Law	Seattle, Washington 98101
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fax 206-386-7500
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L. John Stevenson, Jr.
Direct (206) 386-7603
ljstevenson@stoel.com
March 10, 2009

VIA EDGAR

Ms. Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Cray Inc. Schedule TO-I File No. 5-46213 Filed February 20, 2009
Dear Ms. Griffith:
On behalf of our client Cray Inc., a Washington corporation (the “Company”), we are providing the following responses to the comments set forth in the letter dated March 5, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the

Ms. Julia E. Griffith
March 10, 2009

“Commission”) relating to the captioned filing by the Company. For ease of reference in this letter, the comments by the Staff in the Comment Letter are set forth below in bold, and the response by the Company follows each comment. This letter also refers to Amendment No. 1 to the Schedule TO (“Amendment No. 1”), as filed by the Company with the Commission on March 10, 2009.
Offer to Purchase
Staff Comment:
1.	Your offer states that you will pay for the tendered options on the first administratively practicable payroll date following the closing of the offer, possibly April 10, 2009. In your response letter, please advise us what you mean by “first administratively practicable.” If there is another payroll date between the expiration of the offer and April 10, please explain why it would not be practicable for the company to pay on the earlier date.
Company Response:
The offer expires at 11:59 p.m. Pacific time on March 20, 2009, unless extended by the Company. While the Company does have a payroll on March 27, the Company uses a third party provider to process its payroll. The provider requires that it receive all necessary instructions and information for a payroll on a specified date in advance of the payroll date. For the March 27 payroll, the Company is required to submit all instructions and information to the provider by the close of business on March 20. Since the offer does not expire until after the close of business on March 20, it is not possible for the Company to determine the final results of the tender offer and give the provider the necessary instructions and information by the deadline for March 27 payroll. The next payroll is on April 10. The Company continues to have no plans to extend the offer, and, assuming no extension, the Company expects to pay for the tendered options using its April 10 payroll as stated in the Offer to Purchase.
Staff Comment:
2.	We note your references on pages 15 and 17 to the possibility of providing one or more subsequent offering periods. Unlike Regulation 14D, Rule 13e-4 does not permit issuers to provide subsequent offering periods during which withdrawal rights are not available. Please delete your references to possible subsequent

Ms. Julia E. Griffith
March 10, 2009

offering periods. To the extent the company intends to conduct subsequent offers for eligible options, please revise to disclose such intentions and ensure that the offers fully comply with the provisions of Rule 13e-4 and Regulation 14E.
Company Response:
All references to subsequent offering periods have been deleted from the Offer to Purchase by Amendment No. 1.
Staff Comment:
3.	You state in section 19, page 26, that the offer “will not be made to, nor will tenders of Eligible Options for cancellation be accepted from or on behalf of, the Eligible holders” in jurisdictions where the making of the Offer violates applicable law. Please furnish a legal analysis explaining why you believe limiting offer participation in this way is consistent with the requirement of Rule 13e-4(f)(8)(i) that the offer be open to all security holders of the class that is subject to the offer. While the Commission’s March 21, 2001 Global Exemptive Order provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensation-related. In this regard, we remind you that the all-holders provision in Rule 13e-4(f) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. See the interpretive guidance in section II.G.1 of Release No. 34-58597, September 19, 2008. Alternatively, please revise to ensure compliance with Rule 13e-4(f).
Company Response:
The paragraph containing the language quoted in the comment has been deleted from the Offer to Purchase by Amendment No. 1.
Closing
On behalf of the Company, we hereby confirm to you the acknowledgement by the Company of the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Julia E. Griffith
March 10, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions or need any additional information regarding these issues, please call me at (206) 386-7603.

Very truly yours,
/s/ L. John Stevenson, Jr.
L. John Stevenson, Jr.

cc:	Mr. Kenneth W. Johnson Senior Vice President and General Counsel Cray Inc.